STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Alanna Horner, Legal Assistant
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Lea Bailey, Legal Assistant
Perry R. Tirrell, Esq.	eFax (915) 975-8003

April 11, 2007

Anne Nguyen Parker, Esq.	Overnight Delivery
Branch Chief
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Magnum D’Or Resources, Inc.
Schedule 14C
Filed February 14, 2007
File No. 0-31849

Dear Ms. Parker,

The purpose of this letter is to respond to the comments of the U.S. Securities and Exchange Commission (the “Commission”) regarding the preliminary Schedule 14C (the “Filing”) of Magnum D’Or Resources, Inc. (the “Company”) made by letter dated March 9, 2007 to Mr. Shaojun Sun.

The following captions and responses numerically correspond to the numbered comments of the Commission in the letter to Mr. Sun.

A redlined-highlighted copy of the Filing is enclosed to facilitate the review of the revisions made to the Filing.

General

1.	The Filing has been revised in its entirety to clarify references to Magnum D’Or Resources, Inc. (the “Company”) and/or to Sunrise Mining Corporation (“Sunrise”).

2.
The Filing has been updated to reflect the corporate changes reported on the Form 8-K current report of the Company filed on January 25, 2007, by adding a new section “Current Management of Magnum D’Or Resources, Inc.”

3.
The Company will make appropriate corresponding changes to affected documents of the Company, including its Form 10-KSB for its fiscal year ended September 30, 2006, and its Form 10-QSB for the three month period ended December 31, 2006 statements.

4.
The Filing has been revised to add information regarding the Company, and to clarify that historical information regarding Sunrise corresponds to the Company since Sunrise has been a wholly owned subsidiary of the Company and owned and operated substantially all of its assets since October 2005.

5.	The Filing has been revised to detail the business reasons for the spin-off, the alternative to the spin-off, and how the business will each be conducted after the spin-off.

6.
Sunrise filed a Form 10-SB registration statement with the Commission on March 22, 2007 (File No. 000-52518). The Filing has been revised to disclosure the filing of the Form 10-SB registration statement.

7.
The transfer of the mining assets of the Company on October 25, 2005, to its then newly organized wholly owned subsidiary - Sunrise - is not believed to be a transaction within the meaning of Item 14(a) of Schedule 14 because: (i) the transaction was not with any third party and Sunrise was a wholly owned subsidiary of the Company; (ii) at the time of the transaction, a spin-off of Sunrise was not being contemplated - the purpose of the transfer was only to protect the Company from the increasing risks of mining exploration; and (iii) only 100,000 shares of common stock of Sunrise was to be issued to the Company upon the incorporation of Sunrise - not the 5,785,090 shares to be issued in connection with the spin-off which have not been issued. The Filing has been revised accordingly.

8.	Information required by Item 3 of Schedule 14C has been added to the Filing.

Approval of the Spin-Off

9.
Notwithstanding the acquisition on December 20, 2006 by Mr. Curtis of 10,000,000 shares of preferred stock, the written consent dated December 19, 2006 by Sunrise Lighting Holdings Limited continues to be valid and binding upon the Company. In connection with the spin-off, Sunrise will issue non-convertible voting preferred stock to Sunrise Lighting Holdings Limited in such manner that it will have the same preferred stock position that it had prior to December 20, 2006.

10.	The Company has disclosed the filing of a Form 10-SB registration statement in the Filing as noted in the response to comment #6.

11.	The statement regarding the Underhill Deep Fault has been deleted from the Filing.

12.	The reference to the Close-Allies property has been deleted from the Filing.

13.	The discussion regarding the initial phase of exploration and the intended plan of operation for the properties has been expanded.

Risk Factors

14.	The statement referenced in comment #14 has been deleted, and all material risks regarding Sunrise have been discussed in the revised risk factor section.

15.	The disclosure of risks has been abridged and revised in the Filing, and generic risks have been deleted.

16.	Statements that could be construed to mitigate risks have been deleted and avoided in the Filing.

17.	The subheadings have been expanded and text of the risk factors have been revised as suggested.

Financial position of the Company, working capital deficit; report of independent auditors

18.	This risk factor has been revised as suggested.

Employees

19.	Statements regarding the time of officers has been revised.

Management’s Discussion and Analysis or Plan of Operation

20.	The statement referencing Section 27A of the 1933 Act and Section 21E of the 1934 Act have been deleted in the Filing.

General

21.	The word “encouraging” has been deleted regarding the Khul Morit property.

22.
The discussion regarding the acquisition of the Khul Morit property and the Shandi property and the title to the properties has been expanded in the Filings. Title to the properties are held by a subsidiary of Sunrise called Oriental Magnum, a Mongolia corporation. The Company will not own any interests in these mining properties, directly or indirectly, after the spin-off.

Khul Morit Property

23.	The identity of the former individual title holder to the Khul Morit property has been identified in the Filing.
Shandi Property

24.	Sunrise paid Mr. Timursukh $4,000 to change the title of the license fee to Oriental Magnum to acquire all his remaining 40% interests in the Shandi property from him.

Current Management of Sunrise Mining Corporation

25.	Disclosure regarding the amount of time that the officers of Sunrise devote to its operations has been added to the Filing.

Director and Executive Compensation

26.
Sunrise did not pay any compensation to its directors and officers during the fiscal year ended December 31, 2006. The 200,000 shares of common stock granted to Shaojun Sun by the Company were paid for services rendered to the Company and paid for by the Company. However, the value of the common stock has been moved from “All Other Compensation” to reflect it as a “stock award” as suggested.

Security Ownership of Certain Beneficial Owners and Management

27.	The filing has been revised to state that the table reflects the stock ownership of the Company as of January 23, 2007, the record date of the spin-off.

28.	The information supplied to Sunrise was provided by the registrar and transfer agent of the Company so that the spin-off can be made pro rata as of January 23, 2007, and the Filing has been revised.

29.	The Filing has been revised to include the information required by Item 6 of Schedule 14A.

30.	The table has been revised to separately disclose each class of securities held by each beneficial owner with footnotes to explain any overlaps.

Form 10-QSB for the Quarter Ended December 31, 2006
Controls and Procedures, p. 11

31.	The Controls and Procedures section of this Form 10-QSB will be amended as suggested.

32.	The statement regarding the Certified Officers will be revised in this Form 10-QSB, and in the Company’s Form 10-KSB for September 30, 2006, as suggested.

Certifications, Exhibits 31.1 and 31.2

33.	The certificates will be revised to reflect the exact language of Item 601(b)(31).
In connection with responding to the Commission’s comments, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments regarding this matter.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

/s/ Stephen A. Zrenda, Jr.
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Stephen A. Zrenda, Jr.

cc: Carmen Moncada-Terry